UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 17 - 2008 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on August 20, 2008.

Exhibit 1

“The result for the first six months of the year is the best in the history of TORM when excluding the sale of TORM’s shareholding in the shipping company Norden. We have been favoured by high rates in the tanker market, and taking the market situation and our coverage into consideration, the positive development seems to continue in the near future,” says CEO Klaus Kjærulff. “The integration of new employees and vessels from OMI has been smooth, however, we are still very focused on creating a global organisation that is geared for further growth.”

●
The pre-tax profit for the first six months of 2008 was USD 199 million. The result is better than expected and highly satisfactory. The pre-tax profit for the second quarter of 2008 was USD 146 million.

	●	At 30 June 2008, equity amounted to USD 1,211 million (DKK 5,726 million), equivalent to USD 17.5 per share (DKK 82.7 per share) excluding treasury shares.

	●	The market value of TORM’s fleet, including the order book, exceeded book value by USD 1,723 million at 30 June 2008, equivalent to USD 24.9 per share (DKK 117.7 per share), excluding treasury shares.

●
At the end of the second quarter, product tanker rates were significantly higher than expected. In particular, the global demand for transport of crude oil, imports of gasoline to the USA and imports of naphtha to the Far East contributed positively. As a result of the high fuel prices, TORM has, like other shipping companies, reduced the speed of its vessels, which is expected to continue into 2009. This has reduced the supply of available tonnage on the market. As at 31 July 2008, TORM had hedged 57% of the remaining earning days in the Tanker Division at USD 23,494 per day.

●
Bulk rates were also higher than expected in the second quarter. This is primarily due to growing Chinese imports of iron ore combined with growing global demand for coal. As at 31 July 2008, TORM had hedged 83% of the remaining earning days in the Bulk Division at USD 50,039 per day.

●
TORM has sold TORM Gotland in the third quarter, leading to an upgrade of the full-year profit forecast on 18 July 2008 (announcement no. 15/2008). TORM has also sold the MR vessel TORM Wabash in the third quarter. The combined profit from these two sales was USD 30.5 million.

●
In the third quarter, TORM has ordered two MR vessels, with an option for an additional two MR vessels, to be delivered in 2011 and 2012 respectively. The total order book incl. options for the two MR vessels amounts to 23 vessels.

	●	TORM forecasts a pre-tax profit for 2008 of USD 355 – 370 million as announced on 11 August 2008 when the full-year forecast was upgraded (announcement no. 16/2008).

	●	At 31 July 2008, TORM had hedged a fourth of the total fleets’ earning days for 2009.

Teleconference
A teleconference and webcast (www.torm.com) will take place today, 20 August 2008, at 17:00 Copenhagen time (CET). To participate, please call 10 minutes before the call on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). A replay of the conference will be available from TORM’s website.

Contact	A/S Dampskibsselskabet TORM	Telephone: +45 39 17 92 00
	Tuborg Havnevej 18	Klaus Kjærulff, CEO
	DK-2900 Hellerup	Mikael Skov, COO
	Denmark	Roland M. Andersen, CFO

Key figures

Million USD		Q2 2008	Q2 2007	Q1-Q2 2008	Q1-Q2 2007	2007
Income statement
Net revenue		286.6	179.5	541.6	341.3	773.6
Time charter equivalent earnings (TCE)		235.9	139.5	436.0	265.0	604.3
Gross profit		146.4	79.8	257.0	148.5	333.9
EBITDA		181.7	70.3	276.2	130.5	294.1
Operating profit		158.0	53.5	220.0	99.1	199.0
Profit before tax		146.4	59.0	198.5	739.2	804.2
Net profit		145.4	66.0	197.6	740.4	791.7
Balance sheet
Total assets		3,211.1	2,904.1	3,211.1	2,904.1	2,958.9
Equity		1,210.6	1,375.4	1,210.6	1,375.4	1,081.2
Total liabilities		2,000.5	1,528.7	2,000.5	1,528.7	1,877.7
Invested capital		2,888.2	2,346.1	2,888.2	2,346.1	2,618.5
Net interest bearing debt		1,689.3	981.4	1,689.3	981.4	1,548.3
Cash flow
From operating activities		89.2	72.6	152.9	119.9	187.9
From investing activities		-7.4	-319.8	-228.6	-365.3	-356.6
Thereof investment in tangible fixed assets		-78.2	-115.2	-181.1	-144.0	-252.2
From financing activities		-80.3	615.1	49.0	635.4	242.1
Net cash flow		1.5	367.9	-26.7	390.0	73.4
Key financial figures
Margins:
TCE		82.3%	77.7%	80.5%	77.6%	78.1%
Gross profit		51.1%	44.5%	47.5%	43.5%	43.2%
EBITDA		63.4%	39.2%	51.0%	38.2%	38.0%
Operating profit		55.1%	29.8%	40.6%	29.0%	25.7%
Return on Equity (RoE) (p.a.)*)		36.4%	19.1%	30.0%	63.1%	67.1%
Return on Invested Capital (RoIC) (p.a.)**)		16.7%	11.6%	14.1%	11.9%	10.2%
Equity ratio		37.7%	47.4%	37.7%	47.4%	36.5%
Exchange rate USD/DKK, end of period		4.73	5.51	4.73	5.51	5.08
Exchange rate USD/DKK, average		4.78	5.53	4.87	5.61	5.44
Share related key figures
Earnings per share, EPS	USD	2.1	1.0	2.9	10.7	11.4
Diluted earnings per share, DEPS	USD	2.1	1.0	2.9	10.7	11.4
Cash flow per share, CFPS	USD	1.3	1.0	2.2	1.7	2.7
Share price, end of period (per share of DKK 5 each)	DKK	167.1	207.6	167.1	207.6	178.2
Number of shares, end of period	Mill.	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares, average	Mill.	69.2	69.2	69.2	69.2	69.2
*) The gain from the sale of the Norden shares is not annualized when calculating the Return on Equity for Q1-Q2 2007,and the gain from sale of  vessels not is annualized when calculating the Return on Equity in 2008.

**)The gain from sale of vessels is not annualized when calculating the Return on Invested Capital in 2008

Profit by division

Million USD	Q2 2008				Q1-Q2 2008
	Tanker	Bulk	Not		Tanker	Bulk	Not
	Division	Division	Allocated	Total	Division	Division	Allocated	Total
Revenue	215.0	71.6	0.0	286.6	415.8	125.8	0.0	541.6
Port expenses, bunkers and commissions	-56.9	-2.5	0.0	-59.4	-108.7	-5.2	0.0	-113.9
Freight and bunkers derivatives	8.7	0.0	0.0	8.7	8.3	0.0	0.0	8.3
Time charter equivalent earnings	166.8	69.1	0.0	235.9	315.4	120.6	0.0	436.0
Charter hire	-30.6	-13.7	0.0	-44.3	-61.7	-28.6	0.0	-90.3
Operating expenses	-41.2	-4.0	0.0	-45.2	-80.8	-7.9	0.0	-88.7
Gross Profit	95.0	51.4	0.0	146.4	172.9	84.1	0.0	257.0
Profit from sale of vessels	0.0	52.0	0.0	52.0	0.0	52.0	0.0	52.0
Administrative expenses	-18.1	-1.7	0.0	-19.8	-36.2	-3.3	0.0	-39.5
Other operating income	3.1	0.0	0.0	3.1	6.7	0.0	0.0	6.7
Depreciation and impairment losses	-29.1	-2.0	0.0	-31.1	-58.0	-3.8	0.0	-61.8
Share of results of jointly controlled entities	1.6	0.0	5.8	7.4	2.8	0.0	2.8	5.6
Operating profit	52.5	99.7	5.8	158.0	88.2	129.0	2.8	220.0
Financial items	-	-	-11.6	-11.6	-	-	-21.5	-21.5
Profit/(Loss) before tax	-	-	-5.8	146.4	-	-	-18.7	198.5
Tax	-	-	-1.0	-1.0	-	-	-0.9	-0.9
Net profit	-	-	-6.8	145.4	-	-	-19.6	197.6
"Not-allocated" includes the activity that TORM owns in a 50/50 joint venture with Teekay, as well as the activity that relates to TORMs 50% share in FR8.

Tanker Division
The Tanker Division achieved an operating profit of USD 52.5 million in the second quarter of 2008 against USD 35.7 million in the first quarter of 2008. The share of results of jointly controlled entities includes FR8 with USD 8.6 million and OMI with USD -2.9 million.

Following a sluggish first quarter during which much of the winter market failed to materialise, the demand for tonnage increased substantially in the second quarter, boosting freight rates more than expected. In particular, the rates in the LR2 segment were high in the second quarter, but also the rates in the LR1 and MR segments grew more than expected. The rates in the LR1 and LR2 segments have continued to rise in the early part of the third quarter, whereas rates for the smaller MR and SR vessels remain at a high level.

The tanker market was affected by the following substantial factors in the second quarter of 2008:

Positive impact:
	●	Strong demand for transport of crude oil increased earnings, especially for the large LR1 and LR2 product tankers.
	●	Increased demand for naphtha in the Far East, partly from Europe, resulted in higher earnings from the LR1 and LR2 product tankers.
	●	Increased imports of refined oil products to West Africa.
	●	A more balanced distribution of cargo volumes, primarily of gasoline to the USA and diesel from the USA to Europe, increased capacity utilisation on the smaller MR vessels.

●
As a result of the high fuel prices, TORM and other shipping companies have reduced the speed of their vessels, reducing fuel consumption and also the supply of available tonnage on the market to the benefit of freight rates.

●	Increase in the number of port days in 2008, which has increased by approximately 3% for TORM’s fleet, has been an important factor in the balance between supply and demand.

Negative impact:
●	Declining economic growth, especially in the USA, but also in other parts of the world.
●	Declining growth in the global demand for oil.
●	Although the high fuel costs have indirectly had a favourable impact on the market, as mentioned above, fuel costs in general were higher in the second quarter.

TORM’s Tanker Division achieved freight rates in the second quarter of 2008 which were 7% lower than in the second quarter of 2007 for the LR1 segment and 18% lower for the MR segment, whereas the rates obtained for the LR2 segment were 10% higher. As a result of the acquisition of OMI and the extensive newbuilding programme, capacity and thus the number of earning days for TORM’s aggregate product tanker fleet increased by 70% in the second quarter of 2008 compared with the same period of 2007.

Tanker Division	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08	Change Q1 07 - Q1 08	12 month avg.
LR2 (Aframax, 90-110,000 DWT)
Available earning days	767	906	903	908	926	21%
TCE per earning day1)	29,073	21,841	23,316	28,538	32,084	10%	26,479
Operating days	713	818	864	865	896	26%
Operating expenses per operating day2)	8,144	6,471	6,466	8,270	7,906	-3%	7,295
LR1 (Panamax 75-85,000 DWT)
Available earning days	1.319	1.577	1.702	1.822	1.764	34%
TCE per earning day1)	29,059	27,448	26,548	23,533	27,036	-7%	26,080
Operating days	633	685	695	682	687	9%
Operating expenses per operating day2)	6,188	4,955	5,336	6,538	7,028	14%	5,962
MR (45,000 DWT)
Available earning days	1,652	2,223	2,497	2,490	2,576	56%
TCE per earning day1)	28,143	22,978	21,715	22,716	23,158	-18%	22,636
Operating days	1,456	2,089	2,393	2,368	2,533	74%
Operating expenses per operating day2)	7,480	6,147	8,224	8,260	7,885	5%	7,679
SR (35,000 DWT)
Available earning days	n.a.	732	1,104	1,088	1,092	n.a.
TCE per earning day1)	n.a.	16,129	17,121	21,034	21,036	n.a.	19,065
Operating days	n.a.	732	1,104	910	911	n.a.
Operating expenses per operating day2)	n.a.	5,460	7,255	8,182	7,898	n.a.	7,287
1)  Time Charter Equivalent (TCE) = Gross freight income less bunker, commissions and port expenses. In the second quarter un-allocated earnings amounts to USD 7.3 million and comprise of fair value adjustment of freight and bunkers derivatives, which are not designated as hedges, and gains and losses on freight and bunkers derivatives, which are not entered for hedge purposes.

2) Operating expenses is related owned vessels. In the second quarter un-allocated expenses amounted to USD 2.2 million and comprised expenses not relating to the daily operation of our vessels.

Bulk Division	The Bulk Division achieved an operating profit of USD 99.7 million in the second quarter of 2008, of which USD 52 million related to the sale of TORM Marlene.

The bulk rates continue to be dependent on developments mainly in the Chinese markets, but also in India, Japan and South America. The rates were better than expected in the second quarter, primarily as a result of growing Chinese steel production and imports of iron ore combined with increasing global demand for coal.

The number of available earning days in TORM’s  Panamax segment was 12% higher in the second quarter of 2008 than in the second quarter of 2007. Earnings per day have almost doubled since the second quarter of 2007 as a result of higher freight rates.

Bulk Division	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08	Change Q1 07 - Q1 08	12 month avg.
Panamax (60-80,000 DWT)
Available earning days	1,222	1,258	1,287	1,394	1,367	12%
TCE per earning day1)	25,467	27,019	27,443	36,909	50,568	99%	35,787
Operating days	493	546	559	565	585	19%
Operating expenses per operating day2)	5,562	4,580	5,392	6,940	6,647	20%	5,909
1) TCE = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses is related owned vessels. In the second quarter un-allocated expenses amounted to USD 0.1 million and comprised expenses not relating to the daily operation of our vessels.

Other activities
Other (non-allocated) activities for the first six months of 2008 consist of share of result in jointly controlled entities of USD 2.8 million, financial items of USD -21.5 million and tax of USD -0.9 million.

Fleet development
At the end of the second quarter of 2008, TORM’s owned fleet totalled 64 vessels, 58 of which were product tankers and six bulk carriers. For the remainder of 2008, TORM has chartered in approximately 15 product tankers and approximately 9 bulk carriers leading to a total fleet of 88 vessels.

	Own vessels				T/C vessels	Total
	31 March 2008	Additions	Disposals	30 June 2008	30 June 2008

LR2 / Aframax	9.5	1.0	-	10.5	1.4	11.9
LR1 / Panamax	7.5	-	-	7.5	10.9	18.4
MR	29.0	1.0	-	30.0	0.8	30.8
SR	10.0	-	-	10.0	2.0	12.0
Tanker	56.0	2.0	0.0	58.0	15.1	73.1
Panamax	7.0	-	1.0	6.0	9.1	15.1
Bulk	7.0	0.0	1.0	6.0	9.1	15.1
Total	63.0	2.0	1.0	64.0	24.2	88.2

Planned fleet changes	TORM has ordered two MR vessels in the third quarter, with an option for an additional two MR vessels, for delivery in 2011 and 2012 respectively.

30 June 2008				2009				2010				2011				Total
Tanker		Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Order Book
LR2	10.5	1	1	-	-	-	-	-	-	-	-	-	-	-	-	2
LR1	7.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
MR	30	1	-	1	3	3	-	2	2	2	-	-	-	-	-	12
SR	10	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1
Bulk
Kamsarmax	0	-	-	-	-	-	-	-	-	1	-	1	2	-	-	4
Panamax	6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
Total	64	2	1	2	3	1	0	2	2	3	0	1	5	0	0	19

Pools
At 30 June 2008, the three product tanker pools TORM participates in comprised 81 vessels. To this should be added 23 vessels which TORM operates outside pools. At the end of 2008, the three pools are expected to comprise a total of 94 vessels.

Results

Second quarter 2008
The second quarter of 2008 showed a gross profit of USD 146 million, against USD 80 million for the corresponding quarter of 2007. Profit before depreciation (EBITDA) for the period was USD 182 million, against USD 70 million for the second quarter of 2007. The increase in both gross profit and EBITDA is primarily due to a larger number of earning days in the Tanker Division and higher earnings in the Bulk Division.

In the second quarter of 2008, depreciation amounted to USD 31 million.

The operating profit for the second quarter of 2008 was USD 158 million, against USD 53 million in the same quarter of 2007. The Tanker and Bulk Divisions contributed USD 53 million and USD 100 million respectively, whereas USD 6 million is unallocated.

In the second quarter of 2008, financial items amounted to USD -12 million, against USD 6 million in the same quarter of 2007. The difference is explained by interest income in the second quarter of 2007 following TORM’s sale of its stake in Norden.

Profit after tax in the second quarter was USD 145 million, including a gain of USD 52 million from the sale of vessels, against USD 66 million in the second quarter of 2007.

Assets	Total assets rose in the second quarter of 2008 from USD 3,153 million to USD 3,211 million.

Liabilities
In the second quarter of 2008, the Company’s net interest bearing debt decreased from USD 1,706 million to USD 1,689 million. The item primarily includes higher net debt in connection with the delivery of vessels, the effect on liquidity from the distribution of dividend and the positive cash flow from operations during the period.

The Company has considerable undrawn loan facilities at its disposal.

Equity
In the second quarter of 2008, equity rose from USD 1,130 million to USD 1,211 million, which was the result of earnings during the period less dividends paid. Equity as a percentage of total assets increased from 35.8% at 31 March 2008 to 37.7% at 30 June 2008.

At 30 June 2008, TORM held 3,556,364 treasury shares, corresponding to 4.9% of the Company’s share capital, which was unchanged from 31 March 2008.

Subsequent events	In the third quarter of 2008, TORM has sold TORM Gotland for USD 36.1 million and TORM Wabash for USD 63.4 million. The combined profit was USD 30.5 million.

Expectations	TORM forecasts a pre-tax profit for 2008 of USD 355 – 370 million as announced on 11 August 2008 (announcement no. 16/2008).

Sensitivity
At 31 July 2008, approximately 83% of the earning days of the Company’s Panamax bulk carriers were covered for the remainder of the year. For the Tanker Division, approximately 57% of the remaining earning days were covered for the rest of the year.

Hedging as of 31 July 2008

	Total days		Days covered		Covered in %		Covered in USD/day
	2008	2009	2008	2009	2008	2009	2008	2009
Tanker
LR2	2,158	5,627	475	448	22%	8%	33,922	28,390
LR1	3,213	7,886	2,449	2,879	76%	37%	25,929	22,864
MR	4,749	13,728	2,628	3,734	55%	27%	22,341	21,797
SR	1,836	4,684	1,224	1,562	67%	33%	17,048	17,283
Bulk
Panamax	2,420	5,722	2,017	1,511	83%	26%	50,039	53,540

At 31 July, TORM had hedged the price of 28% of the remaining bunker requirement for the remainder of 2008 and the market value of the contracts was USD 0.9 million.

Safe Harbor Forward-looking statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

The TORM share

The price of a TORM share was DKK 167.1 as of 30 June 2008, against DKK 140.5 at the beginning of the second quarter – equivalent to an increase of DKK 26.6 (19%).

In the second quarter, the Company distributed a dividend of DKK 4.5 per share.

The total return to shareholders for the second quarter of 2008 was DKK 31.1 per share (calculated excluding reinvestment), corresponding to a total return of 22%.

Accounting policies

The interim report for the first half of 2008 has been prepared using the same accounting policies as for the Annual Report 2007, except that the Company has changed its accounting policy for the recognition of investments in joint ventures so that these are recognised according to the equity method. Previously, joint ventures were recognised on a pro rata basis. The change in accounting policy is due to the fact that the Company finds it inappropriate to aggregate the items of joint ventures with items of entities that form an integral part of the Company’s activities. The change in accounting policies has no effect on the income statement or on equity, but the profit for the year of joint ventures and the investment in these are presented in a single line item in the income statement and the balance sheet, respectively. In addition, the pre-acquisition balance sheet associated with the acquisition of 50% of OMI in June 2007 has now been finalized. As a result of the change in accounting policies and the finalization of the OMI pre-acquisition balance sheet, the operating profit and net cash flows for 2007 were reduced by USD 5.9 million and USD 11.6 million, respectively, and invested capital at 31 December 2007 was increased by USD 12.5 million.

TORM has also implemented IAS 34, “Interim Financial Reporting". The implementation has not led to any changes in the income statement or equity, but has caused minor changes to the presentation and a few additions to the disclosures.

The accounting policies are described in more detail in the Annual Report 2007.

The financial report for the first half of 2008 is unaudited, in line with the normal practice.

Information

Teleconference

TORM will host a teleconference for financial analysts and investors on 20 August 2008 at 17:00 Copenhagen time (CET), reviewing the interim report for the second quarter of 2008. The conference call will be hosted by Klaus Kjærulff, CEO, Mikael Skov, COO and Roland M. Andersen, CFO and will be conducted in English.

To participate, please call 10 minutes before the conference on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). The teleconference will also be webcast via TORM’s website www.torm.com. The presentation material can be downloaded from the website.

Next reporting

TORM’s financial report for the third quarter of 2008 will be released on 21 November 2008.

Statement by the Board of Directors and Management on the Interim Report

The Board of Directors and Management have considered and approved the interim report for the period 1 January – 30 June 2008.

The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS which are expected to be applicable for the Annual Report 2008.

We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

Copenhagen, 20 August 2008

	Management	Board of Directors

	Klaus Kjærulff, CEO	Niels Erik Nielsen, Chairman
	Mikael Skov, COO	Christian Frigast, Deputy Chairman
	Roland M. Andersen, CFO	Peter Abildgaard
Lennart Arrias
Margrethe Bligaard
Bo Jagd
Gabriel Panayotides
Michael Steimler
Nicos Zouvelos

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant participant in the dry bulk market. The Company operates a combined fleet of more than 125 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen. TORM’s shares are listed on the OMX Nordic Exchange Copenhagen (symbol: TORM) and on NASDAQ (symbol: TRMD). For further information, please visit www.torm.com.

Income Statement

Million USD	Q2 2008	Q2 2007	Q1-Q2 2008	Q1-Q2 2007	2007
Revenue	286.6	179.5	541.6	341.3	773.6
Port expenses, bunkers and commissions	-59.4	-39.2	-113.9	-76.5	-172.2
Freight and bunkers derivatives	8.7	-0.8	8.3	0.2	2.9
Time charter equivalent earnings	235.9	139.5	436.0	265.0	604.3
Charter hire	-44.3	-36.1	-90.3	-70.5	-154.9
Operating expenses	-45.2	-23.6	-88.7	-46.0	-115.5
Gross profit (Net earnings from shipping activities)	146.4	79.8	257.0	148.5	333.9
Profit from sale of vessels	52.0	0.0	52.0	0.0	0.0
Administrative expenses	-19.8	-12.8	-39.5	-24.0	-55.0
Other operating income	3.1	3.3	6.7	6.0	15.2
Depreciation and impairment losses	-31.1	-15.1	-61.8	-29.9	-89.1
Share of results of jointly controlled entities	7.4	-1.7	5.6	-1.5	-6.0
Operating profit	158.0	53.5	220.0	99.1	199.0
Financial items	-11.6	5.5	-21.5	640.1	605.2
Profit before tax	146.4	59.0	198.5	739.2	804.2
Tax	-1.0	7.0	-0.9	1.2	-12.5
Net profit	145.4	66.0	197.6	740.4	791.7
Earnings per share, EPS
Earnings per share, EPS (USD)	2.1	1.0	2.9	10.7	11.4
Earnings per share, EPS (DKK) *)	9.9	5.3	13.9	59.9	62.3
*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

Income statement by quarter

Million USD	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08
Revenue	179.5	208.1	224.2	255.0	286.6
Port expenses, bunkers and commissions	-39.2	-46.0	-49.7	-54.5	-59.4
Freight and bunkers derivatives	-0.8	0.3	2.4	-0.4	8.7
Time charter equivalent earnings	139.5	162.4	176.9	200.1	235.9
Charter hire	-36.1	-42.4	-42.0	-46.0	-44.3
Operating expenses	-23.6	-29.9	-39.6	-43.5	-45.2
Gross profit (Net earnings from shipping activities)	79.8	90.1	95.3	110.6	146.4
Profit from sale of vessels	0.0	0.0	0.0	0.0	52.0
Administrative expenses	-12.8	-14.3	-16.7	-19.7	-19.8
Other operating income	3.3	3.0	6.2	3.6	3.1
Depreciation and impairment losses	-15.1	-26.6	-32.6	-30.7	-31.1
Share of results of jointly controlled entities	-1.7	-4.1	-0.4	-1.8	7.4
Operating profit	53.5	48.1	51.8	62.0	158.0
Financial items	5.5	-10.4	-24.5	-9.9	-11.6
Profit before tax	59.0	37.7	27.3	52.1	146.4
Tax	7.0	-2.9	-10.8	0.1	-1.0
Net profit	66.0	34.8	16.5	52.2	145.4

Assets

Million USD	30 June 2008	30 June 2007	31 December 2007
NON-CURRENT ASSETS
Intangible assets
Goodwill	89.2	0.0	89.2
Other intangible assets	3.9	1.7	7.5
Total intangible assets	93.1	1.7	96.7
Tangible fixed assets
Land and buildings	3.9	0.4	4.2
Vessels and capitalized dry-docking	2,168.7	1,251.6	2,169.8
Prepayments on vessels	313.6	164.2	259.4
Other plant and operating equipment	6.5	3.7	5.9
Total tangible fixed assets	2,492.7	1,419.9	2,439.3
Financial fixed assets
Investment in jointly controlled entities	109.0	1.3	0.0
Loans to jointly controlled entities	111.8	940.1	110.0
Other investments	11.7	10.7	11.0
Other financial assets	46.0	0.0	46.0
Total financial assets	278.5	952.1	167.0

TOTAL NON-CURRENT ASSETS	2,864.3	2,373.7	2,703.0
CURRENT ASSETS
Bunkers	26.1	16.3	19.7
Freight receivables, etc.	101.9	63.3	90.0
Other receivables	79.9	24.2	37.0
Prepayments	7.9	5.0	4.2
Cash and cash equivalents	78.3	421.6	105.0
	294.1	530.4	255.9

Non-current assets held for sale	52.7	0.0	0.0

TOTAL CURRENT ASSETS	346.8	530.4	255.9

TOTAL ASSETS	3,211.1	2,904.1	2,958.9

Equity and Liabilities

Million USD	30 June 2008	30 June 2007	31 December 2007
EQUITY
Common shares	61.1	61.1	61.1
Treasury shares	-18.1	-18.1	-18.1
Revaluation reserves	5.2	7.2	7.3
Retained profit	1,154.1	1,316.1	953.6
Proposed dividends	0.0	0.0	64.5
Hedging reserves	4.1	4.9	8.7
Translation reserves	4.2	4.2	4.1
TOTAL EQUITY	1,210.6	1,375.4	1,081.2
LIABILITIES
Non-current liabilities
Deferred tax liability	55.4	56.0	55.6
Mortgage debt and bank loans	1,572.4	770.6	884.6
Acquired liabilities related to options on vessels	31.6	0.0	31.6
Acquired time charter contracts	8.8	0.0	16.0
TOTAL NON-CURRENT LIABILITIES	1,668.2	826.6	987.8

Current liabilities
Mortgage debt and bank loans	195.2	632.4	768.7
Trade payables	48.6	21.5	42.6
Current tax liabilities	14.1	11.3	14.5
Other liabilities	59.4	35.5	44.2
Acquired time charter contracts	12.7	0.0	16.0
Deferred income	2.3	1.4	3.9
TOTAL CURRENT LIABILITIES	332.3	702.1	889.9

TOTAL LIABILITIES	2,000.5	1,528.7	1,877.7
TOTAL EQUITY AND LIABILITIES	3,211.1	2,904.1	2,958.9

Equity 1 January - 30 June 2008

Million USD	Common shares	Treasury shares	Retained profit	Proposed dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total

Equity at 1 January 2008	61.1	-18.1	953.6	64.5	7.3	8.7	4.1	1,081.2
Changes in equity Q1-Q2 2008:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD	-	-	-	-	-	-	0.1	0.1
Reversal of deferred gain/loss on hedge instruments at the beginning of year	-	-	-	-	-	-8.7	-	-8.7
Deferred gain/loss on hedge instruments at the end of the period	-	-	-	-	-	4.1	-	4.1
Fair value adjustment on available for sale investments	-	-	-	-	-2.1	-	-	-2.1
Transfer to profit or loss on sale of available for sale Investments	-	-	-	-	-	-	-	0.0
Net gains/losses recognised directly in equity	0.0	0.0	0.0	0.0	-2.1	-4.6	0.1	-6.6
Net profit for the period			197.6					197.6
Total recognized income/expenses for the period	0.0	0.0	197.6	0.0	-2.1	-4.6	0.1	191.0
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Dividends paid	-	-	-	-68.6	-	-	-	-68.6
Dividends paid on treasury shares	-	-	3.3	-	-	-	-	3.3
Exchange rate adjustment on dividends paid	-	-	-4.1	4.1	-	-	-	0.0
Share-based compensation	-	-	3.7	-	-	-	-	3.7
Total changes in equity Q1-Q2 2008:	0.0	0.0	200.5	-64.5	-2.1	-4.6	0.1	129.4
Equity at 30 June 2008	61.1	-18.1	1,154.1	0.0	5.2	4.1	4.2	1,210.6

Equity 1 January - 30 Juni 2007

Million USD	Common shares	Treasury shares	Retained profit	Proposed dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total

Equity at 1 January 2007	61.1	-18.1	574.5	73.9	579.8	5.6	4.0	1,280.8
Changes in equity Q1-Q2 2007:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD	-	-	-	-	-	-	0.2	0.2
Reversal of deferred gain/loss on hedge instruments at the beginning of year	-	-	-	-	-	-5.6	-	-5.6
Deferred gain/loss on hedge instruments at the end of the period	-	-	-	-	-	4.9	-	4.9
Fair value adjustment on available for sale investments	-	-	-	-	70.7	-	-	70.7
Transfer to profit or loss on sale of available for sale Investments	-	-	-	-	-643.3	-	-	-643.3
Net gains/losses recognised directly in equity	0.0	0.0	0.0	0.0	-572.6	-0.7	0.2	-573.1
Net profit for the period			740.4					740.4
Total recognized income/expenses for the period	0.0	0.0	740.4	0.0	-572.6	-0.7	0.2	167.3
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Dividends paid	-	-	-	-76.4	-	-	-	-76.4
Dividends paid on treasury shares	-	-	3.7	-	-	-	-	3.7
Exchange rate adjustment on dividends paid	-	-	-2.5	2.5	-	-	-	0.0
Total changes in equity Q1-Q2 2007:	0.0	0.0	741.6	-73.9	-572.6	-0.7	0.2	94.6
Equity at 30 June 2007	61.1	-18.1	1,316.1	0.0	7.2	4.9	4.2	1,375.4

Cash flow statement

Million USD	Q2 2008	Q2 2007	Q1-Q2 2008	Q1-Q2 2007	2007
Cash flow from operating activities
Operating profit	158.0	53.5	220.0	99.1	199.0
Adjustments:
Reversal of profit from sale of vessels	-52.0	0.0	-52.0	0.0	0.0
Reversal of depreciation and impairment losses	31.1	15.1	61.8	29.9	89.1
Reversal of share of results of jointly controlled entities	-7.4	1.7	-5.6	1.5	6.0
Reversal of other non-cash movements	-2.4	-3.5	-7.0	2.8	2.7
Dividends received	1.2	1.1	1.4	1.3	1.3
Dividends received from joint controlled entities	0.2	2.0	1.5	2.0	2.6
Interest received and exchange rate gains	2.8	13.8	12.5	14.3	19.9
Interest paid	-18.4	-14.1	-42.3	-23.5	-70.8
Income taxes paid	-0.3	0.1	-1.6	0.8	-9.5
Change in inventories, accounts receivables and payables	-23.6	2.9	-35.8	-8.3	-52.4
Net cash inflow/(outflow) from operating activities	89.2	72.6	152.9	119.9	187.9
Cash flow from investing activities
Investment in tangible fixed assets	-78.2	-115.2	-181.1	-144.0	-252.2
Investment in equity interests and securities	-15.1	0.3	-133.5	-0.2	0.0
Loans to jointly controlled entities	0.0	-909.1	0.0	-925.4	-31.3
Acquisition of enterprises and activities	0.0	0.0	0.0	0.0	-810.2
Sale of equity interests and securities	17.4	704.2	17.4	704.2	736.9
Sale of non-current assets	68.5	0.0	68.6	0.1	0.2
Net cash inflow/(outflow) from investing activities	-7.4	-319.8	-228.6	-365.3	-356.6
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	869.8	795.4	1,007.4	820.9	1,807.9
Repayment/redemption, mortgage debt	-884.8	-107.6	-893.1	-112.8	-1,141.8
Dividends paid	-65.3	-72.7	-65.3	-72.7	-424.0
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Cash inflow/(outflow) from financing activities	-80.3	615.1	49.0	635.4	242.1
Increase/(decrease) in cash and cash equivalents	1.5	367.9	-26.7	390.0	73.4
Cash and cash equivalents, beginning balance	76.8	53.7	105.0	31.6	31.6
Cash and cash equivalents, ending balance	78.3	421.6	78.3	421.6	105.0

Cash flow statement per quarter

Million USD	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08
Cash flow from operating activities
Operating profit	53.5	48.1	51.8	62.0	158.0

Adjustments:
Reversal of profit from sale of vessels	0.0	0.0	0.0	0.0	-52.0
Reversal of depreciation and impairment losses	15.1	26.6	32.6	30.7	31.1
Reversal of share of results of jointly controlled entities	1.7	4.1	0.4	1.8	-7.4
Reversal of other non-cash movements	-3.5	0.5	-0.6	-4.6	-2.4
Dividends received	1.1	0.0	0.0	0.2	1.2
Dividends received from joint controlled entities	2.0	0.1	0.5	1.3	0.2
Interest received and exchange rate gains	13.8	9.1	-3.5	9.7	2.8
Interest paid	-14.1	-27.4	-19.9	-23.9	-18.4
Income taxes paid	0.1	-0.2	-10.1	-1.3	-0.3
Change in inventories, accounts receivables and payables	2.9	-54.6	10.5	-12.2	-23.6
Net cash inflow/(outflow) from operating activities	72.6	6.3	61.7	63.7	89.2
Cash flow from investing activities
Investment in tangible fixed assets	-115.2	-16.5	-91.7	-102.9	-78.2
Investment in equity interests and securities	0.3	0.2	0.0	-118.4	-15.1
Loans to jointly controlled entities	-909.1	906.0	-11.9	0.0	0.0
Acquisition of enterprises and activities	0.0	-808.6	-1.6	0.0	0.0
Sale of equity interests and securities	704.2	32.7	0.0	0.0	17.4
Sale of non-current assets	0.0	0.0	0.1	0.1	68.5
Net cash inflow/(outflow) from investing activities	-319.8	113.8	-105.1	-221.2	-7.4
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	795.4	873.8	113.2	137.6	869.8
Repayment/redemption, mortgage debt	-107.6	-977.7	-51.3	-8.3	-884.8
Dividends paid	-72.7	-351.3	0.0	0.0	-65.3
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Cash inflow/(outflow) from financing activities	615.1	-455.2	61.9	129.3	-80.3
Increase/(decrease) in cash and cash equivalents	367.9	-335.1	18.5	-28.2	1.5
Cash and cash equivalents, beginning balance	53.7	421.6	86.5	105.0	76.8
Cash and cash equivalents, ending balance	421.6	86.5	105.0	76.8	78.3

Final OMI opening balance

USD million	Fair value

Intangible assets	13.4
Tangible fixed assets	963.8
Other financial assets	46.2
Freight receivables, etc.	30.0
Other receivables	3.0
Prepayments	9.7
Cash and cash equivalents	41.9
Mortgage debt and bank loans	-276.1
Acquired liabilities related to options on vessels	-31.6
Other financial liabilities	-2.1
Trade payables	-13.2
Acquired timecharter contracts	-42.3
Other liabilities	-45.3
Deferred income	-4.5
Net assets acquired	692.9
Goodwill	89.2
Cash consideration paid	782.1
The pre-acquisition balance sheet as per August 1, 2007 of the OMI Corporation acquisition is now final. Changes from 31 December 2007 relate to the valuation of certain derivative financial instruments and have resulted in a net increase in goodwill of USD 1.5 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: August 21, 2008	By:	/s/ Klaus Kjærulff
Name: Klaus Kjærulff
Title: Chief Executive Officer

SK 03810 0001 912510